Exhibit 99(4)(i)
Rider
Annual Step-Up Death Benefit Rider
This rider is part of your contract. It is subject to the contract terms. If the terms of this rider and contract differ, the rider controls. The following is added to the Death Benefit During Accumulation Period provision in your contract.
Annual Step-Up Death Benefit Amount
While this rider is in force, the death benefit payable will be at least, the Annual Step-Up Death Benefit Amount.
The Annual Step-Up Death Benefit Amount during the first contract year shall be the total of all Net Purchase Payments made to your contract and adjusted for any withdrawals (including Contingent Deferred Sales Charges, if any) taken from the contract, on a pro rata basis. The Annual Step-Up Death Benefit Amount will be reduced by the same percentage reduction to the Contract Value that resulted from the withdrawal.
On the first contract anniversary, the Annual Step-Up Death Benefit Amount shall be increased to the Contract Value at that time, if it is greater, and if prior to the Annuitant’s 86th birthday.
The Annual Step-Up Death Benefit Amount in subsequent one-year periods shall equal the Annual Step-Up Death Benefit Amount as of the prior contract anniversary, plus any Net Purchase Payments made to your contract, and adjusted for any withdrawals (including Contingent Deferred Sales Charges, if any) taken from the contract during the one-year period on a pro rata basis. On each contract anniversary, the Annual Step-Up Death Benefit Amount shall be increased to the Contract Value, if it is greater, and if prior to the Annuitant’s 86th birthday.
Spousal Continuation
If your surviving spouse becomes the Owner and Annuitant of your contract upon your death while this rider is in force, the Annual Step-Up Death Benefit Amount will be increased to the death benefit, if it is greater.
Charge for Rider
On each contract anniversary that this rider is in force, and upon full surrender of your contract, we will deduct from your Contract Value an Annual Step-Up Death Benefit Rider charge. In the event that the Annuitant dies or you elect to annuitize during any contract year, we reserve the right to prorate the annual charge for this rider that had not yet been assessed prior to the Annuitant’s death or the annuitization. The charge for this rider will be equal to the rate for the rider shown on the Contract Specification Page 3, multiplied by the Annual Step-Up Death Benefit Amount.
Termination of Rider
You may terminate this rider by written Notice to us at our home office at any time. Any termination will become effective on the first contract anniversary following Notice. If this rider is so terminated, a full annual rider charge will be assessed. If this rider is terminated, it cannot be reinstated.
THE OHIO NATIONAL LIFE INSURANCE COMPANY

Form 05-AMD-1	The Ohio National Life Insurance Company